Exhibit 99.2

BURNING ROCK BIOTECH LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON SEPTEMBER 8, 2022

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”) will be held on September 8, 2022 at the Company’s Shanghai office at 5/F, Building 1, No. 138 Xinjunhuan Road, Minhang District, Shanghai for the following purposes:

1.

To ratify the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2022 and to authorize the directors of the Company to determine the remuneration of the auditor.

2.	To re-elect Feng Deng, Leo Li and Licen Lisa Xu as directors of the Company. The resume of each of Mr. Deng, Mr. Li and Dr. Xu are attached hereto as Exhibit A.

3.

To approve, confirm and ratify the adoption of the 2022 Long-term Equity Incentive Plan (attached hereto as Exhibit B) and the grant of options thereunder to purchase an aggregate of 11,775,525 Class A ordinary shares of the Company (the “Awards”), which represents approximately 9% of the Company’s current total outstanding shares on a converted and fully diluted basis, to officers and employees of the Company, with details as follows:

•

Effectiveness. The adoption of the 2022 Long-term Equity Incentive Plan and the grant of the Awards thereunder have been approved at a board meeting (where Mr. Han and other management board members abstained from voting), and will only become effective upon shareholders’ approval at the AGM (where Mr. Han, the Company’s other C-level officers and/or entities they beneficially own will abstain from voting). Once approved by the Company’s shareholders at the AGM, the 2022 Long-term Equity Incentive Plan and the grant of the Awards thereunder will replace the Company’s 2021 Long-term Equity Incentive Plan and the share incentive awards granted thereunder, which were approved by the Company’s board of directors on November 3, 2021 and shareholders on December 28, 2021.

•	Vesting condition. The Awards consist of three tranches of options (the “Pool I Awards”, “Pool II Awards” and “Pool III Awards”):

•

The Pool I Awards, which represent options to purchase 1.65% of the total outstanding number of shares of the Company on an as converted and fully diluted basis, or 2,158,846 Class A ordinary shares, will vest as follows:

1)

40% of the Pool I Awards will vest once (a) the valuation of the Company (based on the 60-day average closing share price of its publicly traded shares) reaches US$2 billion by the fifth anniversary of the grant date (the “Pool I valuation target”), and (b) the grantee remains employed by the Company at the time when the Pool I valuation target is achieved; and

2)

the remaining 60% of the Pool I Awards will vest once (a) the Pool I valuation target has been achieved, (b) the grantee remains employed by the Company at the time when the Pool I valuation target is achieved, and (c) the grantee has been employed by the Company for five (5) years after the date of grant.

It is noted that in order to increase shareholder confidence, Mr. Han proposed that he will not be allocated any Pool I Awards.

•

The Pool II Awards, which represent options to purchase 4.35% of the total outstanding number of shares of the Company on an as converted and fully diluted basis, or 5,691,504 Class A ordinary shares, will vest as follows:

1)

40% of the Pool II Awards will vest once (a) the valuation of the Company (based on the 60-day average closing share price of its publicly traded shares) reaches US$4 billion by the seventh anniversary of the grant date (the “Pool II valuation target”), and (b) the grantee remains employed by the Company at the time when the Pool II valuation target is achieved, and

2)

the remaining 60% of the Pool II Awards will vest once (a) the Pool II valuation target has been achieved, (b) the grantee remains employed by the Company at the time when the Pool II valuation target is achieved, and (c) the grantee has been employed by the Company for five (5) years after the date of grant.

•

The Pool III Awards, which represent options to purchase 3% of the total outstanding number of shares of the Company on an as converted and fully diluted basis, or 3,925,175 Class A ordinary shares, will vest as follows:

1)

40% of the Pool III Awards will vest once (a) the valuation of the Company (based on the 60-day average closing share price of its publicly traded shares) reaches US$10 billion by the seventh anniversary of the grant date (the “Pool III valuation target”), and (b) the grantee remains employed by the Company at the time when the Pool III valuation target is achieved, and;

2)

the remaining 60% of the Pool III Awards will vest once (a) the Pool III valuation target has been achieved, (b) the grantee remains employed by the Company at the time when the Pool III valuation target is achieved, and (c) the grantee has been employed by the Company for five (5) years after the date of grant.

No dilution will occur if the Awards are not exercised.

•	Exercise price. The exercise price per share for all Awards will be the Company’s 60-day average closing share price immediately prior to the date of shareholder approval.

•	Allocation. The Awards will be allocated as follows:

•

Pool I Awards: 0 to Mr. Yusheng Han, the Company’s chairman and CEO; 60% to other officers and employees of the Company; and the remaining 40% will be reserved for future grants to officers and employees of the Company (it is noted that none of the reserved portion will be granted to Mr. Han), details of which will be determined by the compensation committee.

•

Pool II Awards: 62.07% (or options to purchase 3,532,658 Class A ordinary shares) to Mr. Yusheng Han, the Company’s chairman and CEO; 22.76% to other officers and employees of the Company; and the remaining 15.17% will be reserved for future grants to officers and employees of the Company (it is noted that none of the reserved portion will be granted to Mr. Han), details of which will be determined by the compensation committee.

•

Pool III Awards: 45% (or options to purchase 1,766,329 Class A ordinary shares) to Mr. Yusheng Han, the Company’s chairman and CEO; 33% to other officers and employees of the Company; and the remaining 22% will be reserved for future grants to officers and employees of the Company (it is noted that none of the reserved portion will be granted to Mr. Han), details of which will be determined by the compensation committee.

4.

To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on August 4, 2022 (New York time) as the record date for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0002 per share, at the close of business on the record date will be entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on August 4, 2022 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Class A ordinary shares or Class B ordinary shares as of the record date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

Any holder of Class A ordinary shares or Class B ordinary shares and any duly appointed proxy or corporate representative of a holder of ordinary shares, or any other person claiming a right to attend the AGM, must be, and must appear to be healthy to attend the AGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the AGM, or may be instructed to leave the AGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING

If you are a holder of our Class A ordinary shares or Class B ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to 5/F, Building 1, No. 138 Xinjunhuan Road, Minhang District, Shanghai, Attention: Leo Li, Chief Financial Officer, by email to leo.li@brbiotech.com as soon as possible and in any event no later than 10:00 a.m. August 31, 2022 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Yusheng Han Chairman of the Board of Directors

Date: August 3, 2022

Exhibit A

Resume of Candidates for Directors

Mr. Feng Deng has served as our director since August 2016. Mr. Deng has over 20 years of experience in venture capital, computer science and telecommunication industry. He founded Northern Light Venture Capital in January 2006 and served as its managing director, focusing on investment in technology, media and telecom, or TMT, clean technology, healthcare and consumer sectors. From February 2004 to February 2005, he served as the vice president in strategy in Juniper Networks. From October 1997 to February 2004, Mr. Deng served as the vice president in engineering, chief strategy officer and a director of NetScreen Technologies Inc. Prior to NetScreen, he worked at Intel Corporation as a systems architect from July 1993 to October 1997. He holds a bachelor’s and a master’s degree in electronic engineering from Tsinghua University, a master’s degree in computer engineering from the University of Southern California, and a Master of Business Administration degree from the Wharton Business School of the University of Pennsylvania.

Mr. Leo Li has served as our chief financial officer since the third quarter of 2019 and our director since the first quarter of 2020. Prior to joining us, Mr. Li served as the chief financial officer of Weidai Ltd., a NYSE-listed leading auto-backed financing solution provider in China. Prior to Weidai Ltd., Mr. Li served as an investment director and later an executive director of Vision Knight Capital, or VKC, a private equity fund focusing on China’s internet-driven sectors. Prior to VKC, Mr. Li worked at Morgan Stanley Asia Ltd. Mr. Li attended University of Oxford from 2004 to 2008 and received a four-year Master of Physics degree. Mr. Li is a Chartered Financial Analyst.

Dr. Licen Lisa Xu has served as our independent director since June 2022. Dr. Xu has over 15 years of experience in driving the productization and lifecycle for life science and biomedical products, from conceptualization and research to development and commercialization. She is the chief commercial officer of FlashDx Inc., a molecular diagnostics point-of-care solution company, and an independent board member of Ribbon Biolab, a company specialized in the production of synthetic DNAs. Dr. Xu served as a vice president on strategic product management and lifecycle management at Roche Diagnostics, a subsidiary of Roche Holding AG for the development of diagnostic tests, instruments and digital solutions, and a vice president on strategic marketing and product management at Illumina Inc. Dr. Xu has a Ph.D. degree in molecular biology from University of Zurich and a master of science degree in biophysics from Tsinghua University, and completed the business executive education program from Wharton Business School, University of Pennsylvania.

Exhibit B

Burning Rock Biotech Limited 2022 Long-term Equity Incentive Plan

1. Purpose of the Plan

The purpose of this Burning Rock Biotech Limited 2022 Long-Term Equity Incentive Plan (the “Plan”) is to aid the Company and its Affiliates in recruiting and retaining key employees or directors of outstanding ability and to motivate such employees or directors to exert their best efforts on behalf of the Company and its Affiliates by providing incentives through the granting of Awards. The Company expects that it will benefit from the added interest which such key employees or directors will have in the welfare of the Company as a result of their proprietary interest in the Company’s success.

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a)

Applicable Laws: All laws, statutes, regulations, ordinances, rules or governmental requirements that are applicable to this Plan or any Award granted pursuant to this Plan, including but not limited to applicable laws of the People’s Republic of China, the United States and the Cayman Islands, and the rules and requirements of any applicable national securities exchange.

(b)	Act: The U.S. Securities Exchange Act of 1934, as amended, or any successor thereto.

(c)

Affiliate: With respect to the Company, any entity directly or indirectly controlling, controlled by, or under common control with, the Company or any other entity designated by the Board in which the Company or an Affiliate has an interest.

(d)	Award: An Option award granted to a Participant pursuant to the Plan.

(e)	Beneficial Owner: A “beneficial owner”, as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(f)	Board: The board of directors of the Company.

(g)	Change of Control: The occurrence of any of the following events:

(i) the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any “person” or “group” (as such terms are defined in Sections 13(d)(3) or 14(d)(2) of the Act) other than the Permitted Holders;

(ii) any person or group, other than the Permitted Holders, is or becomes the Beneficial Owner (except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding shares of the Company (or any entity which controls the Company), including by way of merger, consolidation, tender or exchange offer or otherwise; or

(iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board, then in office.

(h)	Code: The U.S. Internal Revenue Code of 1986, as amended, or any successor thereto.

(i)	Committee: The compensation committee of the Board.

(j)	Company: Burning Rock Biotech Limited, a company incorporated under the laws of the Cayman Islands.

(k)

Disability: Inability of a Participant to perform in all material respects his duties and responsibilities to the Company, or any Subsidiary of the Company, by reason of a severe physical or mental disability or infirmity which inability is reasonably expected to be permanent and has continued (i) for a period of not less than 90 consecutive days or (ii) such shorter period as the Committee may reasonably determine in good faith. The Disability determination shall be in the sole discretion of the Committee and a Participant (or his representative) shall furnish the Committee with medical evidence documenting the Participant’s disability or infirmity which is satisfactory to the Committee.

(l)	Effective Date: The date the Plan is approved at a shareholders’ general meeting.

(m)

Employment: The term “Employment” as used herein shall be deemed to refer to (i) a Participant’s employment if the Participant is an employee of the Company or any of its Affiliates, and (ii) a Participant’s services as an non-employee director, if the Participant is a non-employee member of the Board.

(n)

Fair Market Value: On a given date, (i) if there should be a public market for the Shares on such date, the closing price of the Shares as reported on such date on the principal national securities exchange on which such Shares are listed or admitted to trading, or (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith.

(o)	ISO: An Option that is also an incentive share option granted pursuant to Section 6(e) of the Plan.

(p)	Option: A share option granted pursuant to Section 6 of the Plan.

(q)	Participant: An employee or director who is selected by the Committee to participate in the Plan.

(r)

Permitted Holder: means, as of the date of determination, (i) the Company or (ii) any employee benefit plan (or trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person of which a majority of its voting power of its voting equity securities or equity interest is owned, directly or indirectly, by the Company.

(s)	Person: A “person”, as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(t)	Plan: This Burning Rock Biotech Limited 2022 Long-term Equity Incentive Plan.

(u)	Shares: Class A ordinary shares of the Company, par value US$0.0002 per share.

(v)	Subsidiary: A corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.

3. Shares Subject to the Plan

The total number of Shares which may be issued under the Plan is 11,775,525 (which will be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions). The Shares may consist, in whole or in part, of authorized and unissued Shares or Shares purchased on the open market. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares which are subject to Awards which terminate or lapse without the payment of consideration may be granted again under the Plan.

4. Administration

The compensation committee shall have the full power and authority to establish the terms and conditions of any Award consistent with the provisions of the Plan, except for the Awards that have already been allocated (the “Allocated Awards”). The Allocated Awards can only be amended at a shareholders’ general meeting, at which meeting the Company’s C-level officers and/or entities they beneficially own shall abstain from voting.

5. Limitations

No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

6. Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, non-qualified or incentive share options for U.S. federal income tax purposes, as evidenced by the related Award agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a)

Exercise Price. The exercise price per Share subject to an Option shall be the 60-day average closing share price of the Company immediately prior to the date of shareholder approval (which will be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions).

(b)	Vesting Conditions. The Awards consist of three tranches of Options (the “Pool I Awards”, the “Pool II Awards” and the “Pool III Awards”):

•

The Pool I Awards, which represent Options to purchase 1.65% of the total outstanding number of shares of the Company on an as converted and fully diluted basis, or 2,158,846 Class A ordinary shares, will vest as follows:

1)

40% of the Pool I Awards (the “Pool I Batch 1 Awards”) will vest once (a) the valuation of the Company (based on the 60-day average closing share price of its publicly traded shares) reaches US$2 billion by the fifth anniversary of the grant date (the “Pool I valuation target”), and (b) the Participant remains employed by the Company at the time when the Pool I valuation target is achieved (i.e. if the Participant’s Employment with the Company is terminated before the Pool I valuation target is met, his/her Pool I Batch 1 Awards will be automatically cancelled without consideration on the employment termination date and can no longer be exercised); and

2)

the remaining 60% of the Pool I Awards (the “Pool I Batch 2 Awards”) will vest once (a) the Pool I valuation target has been achieved, (b) the Participant remains employed by the Company at the time when the Pool I valuation target is achieved, and (c) the Participant has been employed by the Company for five (5) years after the date of grant (i.e. if the Participant’s Employment with the Company is terminated before the Pool I valuation target is met or before the fifth anniversary of the grant date, his/her Pool I Batch 2 Awards will be automatically cancelled without consideration on the employment termination date and can no longer be exercised).

If the Pool I valuation target is not met by the fifth anniversary of the grant date, the Pool I Awards will be automatically cancelled on the fifth anniversary of the grant date and can no longer be exercised.

•

The Pool II Awards, which represent Options to purchase 4.35% of the total outstanding number of shares of the Company on an as converted and fully diluted basis, or 5,691,504 Class A ordinary shares, will vest as follows:

1)

40% of the Pool II Awards (the “Pool II Batch 1 Awards”) will vest once (a) the valuation of the Company (based on the 60-day average closing share price of its publicly traded shares) reaches US$4 billion by the seventh anniversary of the grant date (the “Pool II valuation target”), and (b) the Participant remains employed by the Company at the time when the Pool II valuation target is achieved (i.e. if the Participant’s Employment with the Company is terminated before the Pool II valuation target is met, his/her Pool II Batch 1 Awards will be automatically cancelled without consideration on the employment termination date and can no longer be exercised); and

2)

the remaining 60% of the Pool II Awards (the “Pool II Batch 2 Awards”) will vest once (a) the Pool II valuation target has been achieved, (b) the Participant remains employed by the Company at the time when the Pool II valuation target is achieved, and (c) the Participant has been employed by the Company for five (5) years after the date of grant (i.e. if the Participant’s Employment with the Company is terminated before the pool II valuation target is met or before the fifth anniversary of the grant date, his/her Pool II Batch 2 Awards will be automatically cancelled without consideration on the employment termination date and can no longer be exercised).

If the Pool II valuation target is not met by the seventh anniversary of the grant date, the Pool II Awards will be automatically cancelled on the seventh anniversary of the grant date and can no longer be exercised.

•

The Pool III Awards, which represent Options to purchase 3% of the total outstanding number of shares of the Company on an as converted and fully diluted basis, or 3,925,175 Class A ordinary shares, will vest as follows:

1)

40% of the Pool III Awards (the “Pool III Batch 1 Awards”) will vest once (a) the valuation of the Company (based on the 60-day average closing share price of its publicly traded shares) reaches US$10 billion by the seventh anniversary of the grant date (the “Pool III valuation target”), and (b) the Participant remains employed by the Company at the time when the Pool III valuation target is achieved (i.e. if the Participant’s Employment with the Company is terminated before the Pool III valuation target is met, his/her Pool III Batch 1 Awards will be automatically cancelled without consideration on the employment termination date and can no longer be exercised), and;

2)

the remaining 60% of the Pool III Awards (the “Pool III Batch 2 Awards”) will vest once (a) the Pool III valuation target has been achieved, (b) the Participant remains employed by the Company at the time when the Pool III valuation target is achieved, and (c) the Participant has been employed by the Company for five (5) years after the date of grant (i.e. if the Participant’s Employment with the Company is terminated before the pool III valuation target is met or before the fifth anniversary of the grant date, his/her Pool III Batch 2 Awards will be automatically cancelled without consideration on the employment termination date and can no longer be exercised).

If the Pool III valuation target is not met by the seventh anniversary of the grant date, the Pool III Awards will be automatically cancelled on the seventh anniversary of the grant date and can no longer be exercised.

(c)

Exercisability. Options granted under the Plan shall be exercisable at such time and upon such additional terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(d)

Exercise of Options. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of this Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii), (iii) or (iv) in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company in full at the time of exercise at the election of the Participant (i) in cash or its equivalent (e.g., by check), (ii) to the extent permitted by the Committee, in Shares having a Fair Market Value equal to the aggregate exercise price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee; provided, that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles), (iii) partly in cash and, to the extent permitted by the Committee and subject to the other requirements and conditions set forth above in (ii), partly in Shares or (iv) if there is a public market for the Shares at such time, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such sale equal to the aggregate exercise price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a shareholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(e)

ISOs. The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). No ISO may be granted to any Participant who at the time of such grant, owns more than ten percent of the total combined voting power of all classes of shares of the Company or of any Subsidiary, unless (i) the exercise price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified share options, unless the applicable Award agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a nonqualified share option granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan’s requirements relating to nonqualified share options. In no event shall any member of the Committee, the Company or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(f)

Attestation. Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

7. Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a)

Generally. In the event of any change in the outstanding Shares after the Effective Date by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares other than regular cash dividends or any transaction similar to the foregoing, the Committee in its sole discretion and without liability to any person shall make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of Shares for which Awards may be granted during a calendar year to any Participant, (iii) the exercise price of any Award and/or (iv) any other affected terms of such Awards.

(b)

Change of Control. In the event of a Change of Control after the Effective Date, (i) any outstanding Awards then held by Participants which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such Change of Control and (ii) the Committee may, but shall not be obligated to, (A) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options, may equal the excess, if any, of value of the consideration to be paid in the Change of Control transaction to holders of the same number of Shares subject to such Options (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options) over the aggregate exercise price of such Options, or (B) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion.

8. No Right to Employment or Awards, No Shareholders Rights

The granting of an Award under the Plan shall impose no obligation on the Company or any Subsidiary to continue the Employment of a Participant and shall not lessen or affect the Company’s or Subsidiary’s right to terminate the Employment of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

Unless as specified in the Award agreements, no Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

9. Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, Committee or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

10. Nontransferability of Awards

Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant.

The above transfer restrictions will not apply to (a) transfer to the Company or a Subsidiary; (b) transfers by gift to “immediate family” as that term is defined in SEC Rule 16a-1(e) promulgated under the Exchange Act, (c) the designation of a beneficiary to receive benefits if the Participant dies or, if the Participant has died, transfers to or exercises by the Participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution; or (d) transfer to one or more natural persons who are the Participant’s family members or entities owned and controlled by the Participant and/or the Participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the Participant and/or the Participant’s family members, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee or may establish.

11. Amendments or Termination

The Board may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made, (a) without the approval of the shareholders of the Company, if such action would (except as is provided in Section 7 of the Plan), increase the total number of Shares reserved for the purposes of the Plan or change the maximum number of Shares for which Awards may be granted to any Participant, in each case only to the extent such approval is required by the principal national securities exchange on which the Shares are listed or admitted to trading, or (b) without the consent of a Participant, if such action would diminish any of the rights of the Participant under any Award theretofore granted to such Participant under the Plan; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of any Applicable Laws.

Without limiting the generality of the foregoing, to the extent applicable, notwithstanding anything herein to the contrary, this Plan and Awards issued hereunder shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any amounts payable hereunder will be taxable to a Participant under Section 409A of the Code and related Department of Treasury guidance prior to payment to such Participant of such amount, the Company may (a) adopt such amendments to the Plan and Awards and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder and/or (b) take such other actions as the Committee determines necessary or appropriate to comply with the requirements of Section 409A of the Code.

Notwithstanding the foregoing, any Allocated Awards can only be amended at a shareholders’ general meeting, at which meeting the Company’s C-level officers and/or entities they beneficially own shall abstain from voting.

12. Multiple Jurisdictions

In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may, in its sole discretion, provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Committee may approve such supplements to, amendments, restatements, or alternative versions of the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements or alternative versions shall increase the Share limitation contained in Section 3 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted that would violate any Applicable Laws.

13. Distribution of Shares

The obligation of the Company to make payments in Shares pursuant to an Award shall be subject to all Applicable Laws and to any such approvals by government agencies as may be required. Additionally, in the discretion of the Participant, American depositary shares, or ADSs, may be distributed in lieu of Shares in settlement of any Award, provided that the ADSs shall be of equal value to the Shares that would have otherwise been distributed. If the number of Shares represented by an ADS is other than on a one-to-one basis, the limitations contained in Section 3 shall be adjusted to reflect the distribution of ADSs in lieu of Shares.

14. Taxes

No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under any Applicable Laws, in particular, the tax laws, rules, regulations and government orders of the People’s Republic of China or the U.S. federal, state or other local tax laws, as applicable. The Company and each of its Subsidiaries shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant’s payroll tax obligations, if any) required to be withheld under any Applicable Laws with respect to any Award issued to the Participant hereunder. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy the Participant’s federal, state, local and other income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and other income tax any payroll tax purposes that are applicable to such taxable income.

15. Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the Cayman Islands.

16. Effectiveness of the Plan

The Plan shall be effective as of the Effective Date and shall terminate ten years later, subject to earlier termination by the Board pursuant to Section 11 hereof.

Provided that the Plan and the grant of the Awards as proposed by the Company’s board of directors thereunder is approved by the Company’s shareholders at a shareholder meeting, the Company’s 2021 long-term equity incentive plan and all share incentive awards granted thereunder will be automatically and immediately cancelled. For the avoidance of doubt, if the Plan and/or the grant of the Awards as proposed by the Company’s board of directors is not approved at a shareholder meeting, the Company’s 2021 long-term equity incentive plan and the share incentive awards granted thereunder shall remain and continue in full force and effect.